Nasdaq Regulation

Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

January 2, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 31, 2019 The Nasdaq Stock Market (the "Exchange") received from Zions Bancorporation, National Association the registration of the following securities:

6.95% Fixed-to-Floating Rate Subordinated Notes due September 15, 2028

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,



William Slattery